UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170150

DIVISION OF
CORPORATION FINANCE

February 14, 2017

Geoffrey D. Neal
Kutak Rock LLP
geoffrey.neal@kutakrock.com

Re: Windstream Holdings, Inc.
Incoming letter dated January 24, 2017

Dear Mr. Neal:

This is in response to your letters dated January 24, 2017 and February 8, 2017 concerning the shareholder proposal submitted to Windstream by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 26, 2017, January 28, 2017, January 29, 2017, January 31, 2017, February 8, 2017, and February 13, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Windstream Holdings, Inc.
Incoming letter dated January 24, 2017

The proposal requests that the board take the steps necessary so that each voting requirement in Windstream's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that Windstream may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Windstream will provide shareholders at Windstream's 2017 annual meeting with an opportunity to approve amendments to Windstream's certificate of incorporation and bylaws, approval of which will result in the removal of each supermajority voting provision in Windstream's certificate of incorporation and bylaws. Accordingly, we will not recommend enforcement action to the Commission if Windstream omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Windstream relies.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Windstream Holdings, Inc. (WIN)
Simple Majority Vote
Gamesmanship Company Proposal
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the belated January 24, 2017 no-enforcement request concerning the November 17, 2016 rule 14a-8 proposal.

The company has not indicated whether it will disclose to shareholders in its 2017 proxy that the sole purpose of the company proposal, and the related expense that shareholder will bear, is not to gain approval of the proposal.

The sole purpose of the company proposal is simply to checkmate the rule 14a-8 proposal that shareholders would approve. The company has not indicated whether it will disclose this devious move to shareholders in its 2017 proxy. Failure to do this would be misleading.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Kristi Moody <Kristi.Moody@windstream.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Windstream Holdings, Inc. (WIN)
Simple Majority Vote
Gamesmanship Company Proposal Coming – Maybe in 50 Days
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the belated January 24, 2017 no enforcement request concerning the November 17, 2016 rule 14a-8 proposal.

The company projection of its own proxy proposal is simply gamesmanship to preempt the rule 14a-8 proposal for a 2nd consecutive year.

The only purpose of the projected publish-and-neglect proposal by the company is to exclude a rule 14a-8 proposal that would be approved by shareholders.

The company does not have confidential voting.
Thus the company can see how the votes are coming in and take efforts to obtain a higher vote turnout which will increase the likelihood of obtaining the supermajority threshold needed for a company proposal on this topic. Instead the company will neglect its own projected rerun proposal once it is published.

By contrast one can bet that if the company saw that its say-on-pay vote was coming in lower than expected – this situation would not be neglected from the time the proxy was published until the last vote came in.

And the company does not even offer, as an olive branch, to make any special effort in 2018 if the company proposal again obtains a 97% vote in 2017 and is still not approved.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Kristi Moody <Kristi.Moody@windstream.com>

2. The stockholders voted upon and approved a non-binding advisory resolution on executive compensation, with the following voting results:

Votes For	Votes Against	Votes For as a % of Votes Cast
36,747,981	3,936,972	90.32%

566,452 shares abstained from voting on this proposal. Approval of this item required a majority of votes cast, and these abstentions, while counted for quorum purposes, had no effect on the outcome of this proposal because they are not considered votes cast under this voting standard.

3. The stockholders voted upon and and ratified the Company's NOL Rights Plan, with the following voting results:

Votes For	Votes Against	Votes For as a % of Votes Cast
36,304,097	4,267,638	89.48%

679,670 shares abstained from voting on this proposal. Approval of this item required a majority of votes cast, and these abstentions, while counted for quorum purposes, had no effect on the outcome of this proposal because they are not considered votes cast under this voting standard.

4. The stockholders voted upon and rejected amendments to the Certificate of Incorporation and Bylaws of the Company to enable stockholders to call special meetings of stockholders under certain circumstances, with the following voting results:

Votes For	Votes Against	Votes Abstained	Broker Non-Votes	Votes For as a % of Outstanding
39,817,404	889,123	544,878	41,038,631	41.35%

For the amendments to pass, the affirmative vote of two-thirds of the Company's outstanding shares was required.

5. The stockholders voted upon and rejected amendments to the Certificate of Incorporation and Bylaws of the Company to eliminate super-majority voting provisions, with the following voting results:

Votes For	Votes Against	Votes Abstained	Broker Non-Votes	Votes For as a % of Outstanding
39,705,812	1,125,309	420,284	41,038,631	41.24%

For the amendments to pass, the affirmative vote of two-thirds of the Company's outstanding shares was required.

6. The stockholders voted upon and ratified the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accountant for 2016, with the following voting results:

Votes For	Votes Against	Votes For as a % of Votes Cast
80,659,781	1,031,469	98.74%

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, AR 72201-3706
501-975-3000
FACSIMILE 501-975-3001
www.kutakrock.com

NORTHWEST ARKANSAS OFFICE
SUITE 200
234 EAST MILLSAP ROAD
FAYETTEVILLE, ARKANSAS 72703-4099
479-973-4200

ATLANTA
CHICAGO
DENVER
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MINNEAPOLIS
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GEOFFREY D. NEAL
geoffrey.neal@kutakrock.com
(501) 975-3000

February 8, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Windstream Holdings, Inc. – Supplemental Letter Regarding Shareholder Proposal of Mr. Kenneth Steiner

Ladies and Gentlemen:

On January 24, 2017, Windstream Holdings, Inc., a Delaware corporation ("Windstream"), submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") that Windstream intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Mr. Kenneth Steiner through his designated proxy, Mr. John Chevedden (together, the "Proponent"). The Proposal requested, among other things, that Windstream's Board of Directors "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws."

The No-Action Request indicated our belief that the Proposal may be excluded from the 2017 Proxy Materials because inclusion of the Windstream-Sponsored Proposal (as described and defined in the No-Action Request) in the 2017 Proxy Materials would substantially implement the Proposal to the greatest extent allowed by applicable law and Windstream's governing documents, thereby rendering the Proposal excludable as moot under Rule 14a-8(i)(10).

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated that Windstream expected its Board of Directors to approve inclusion of the Windstream-Sponsored Proposal in the 2017 Proxy Materials at a board meeting in February 2017 and that we would undertake to supplementally notify the Staff of such approval. We write to confirm that, at a February 8, 2017 meeting, the Windstream Board of Directors approved the inclusion of the Windstream-Sponsored Proposal in the 2017 Proxy Materials.

CONCLUSION

Based on the analysis contained in the No-Action Request and the foregoing confirmation that the Windstream Board of Directors formally approved the inclusion of the Windstream-Sponsored Proposal in the 2017 Proxy Materials, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if Windstream excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8. In accordance with Rule 14a-8(j), Mr. Chevedden has been copied on this correspondence to provide simultaneous delivery to the Proponent. As a courtesy, a copy of this letter has been sent via Federal Express to Mr. Steiner.

Should you have any questions or require addition information, please do not hesitate to contact me via telephone at (501) 975-3155 or by e-mail at geoffrey.neal@kutakrock.com.

Thank you for your consideration.

Respectfully Submitted,

Geoffrey D. Neal

cc: Kristi M. Moody
Senior Vice President & Corporate Secretary
Windstream Holdings, Inc.

John Chevedden (*via email:* *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Windstream Holdings, Inc. (WIN)
Simple Majority Vote
On Hold for Additional Company Notification – Maybe in 50 Days
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the belated January 24, 2017 no-action request concerning the November 17, 2016 rule 14a-8 proposal.

The company is essentially making an incomplete reapplication of its 2016 no action request. This is after coming up empty by following the steps that enabled it to obtain its 2016 no action letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Kristi Moody <Kristi.Moody@windstream.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***   *** FISMA & OMB Memorandum M-07-16 ***

January 29, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Windstream Holdings, Inc. (WIN)
Simple Majority Vote
On Hold for Additional Company Notification – Maybe in 50 Days
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the belated January 24, 2017 no-action request concerning the November 17, 2016 rule 14a-8 proposal.

The proposal asks the company to "take the steps necessary" for simple majority vote.

The company response at this late date is to merely make plans to rerun its 2016 steps.
The 2016 steps are a proven failure.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Kristi Moody <Kristi.Moody@windstream.com>

[WIN: Rule 14a-8 Proposal, November 17, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

This same proposal was submitted to our management in 2016. Our management told the Securities and Exchange Commission in effect that it would take the steps necessary to adopt this proposal. However our management's efforts were an utter failure.

Plus our management failed to disclose in our 2016 annul meeting proxy any special effort that it would take to ensure that this proposal would be adopted – especially since there was a risk that our management's half-hearted efforts to adopt this proposal could result in failure.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Please vote to enhance shareholder value:
Simple Majority Vote – Proposal [4]
[The above line is for publication.]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Windstream Holdings, Inc. (WIN)
Simple Majority Vote
On Hold for Additional Company Notification – Maybe in 50 Days
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 24, 2017 no-action request.

Although the company took more than 60-days to prepare its 2017 no action request it still cannot give a date that the Board will okay the same cookie-cutter step it took in 2016 – that the Board had a fig leaf commitment to. The Board will simply again publish its own proposal on this topic and then the company proposal will die a second consecutive annual death due to lack of Board support

At least one 2017 proposal on this topic, the rule 14a-8 proposal, should have a chance to be approved by shareholders. The rule 14a-8 proposal on this topic has proven track record with majority shareholder approval in 2013.

The 2017 proposed company proposal has no chance of shareholder approval due to the lack of Board support. This was proven in 2016.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Kristi Moody <Kristi.Moody@windstream.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Windstream Holdings, Inc. (WIN)
Simple Majority Vote
On Hold for Additional Company Notification
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 24, 2017 no-action request.

The company no action request cited *Windstream Holdings, Inc.* (Feb. 16, 2016) 3-times.

However the company did not disclose whether it succeeded or failed after obtaining a 2016 no action letter.

The company took more than 60-days to prepare its 2017 no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Kristi Moody <Kristi.Moody@windstream.com>

[WIN: Rule 14a-8 Proposal, November 17, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

This same proposal was submitted to our management in 2016. Our management told the Securities and Exchange Commission in effect that it would take the steps necessary to adopt this proposal. However our management's efforts were an utter failure.

Plus our management failed to disclose in our 2016 annul meeting proxy any special effort that it would take to ensure that this proposal would be adopted – especially since there was a risk that our management's half-hearted efforts to adopt this proposal could result in failure.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Please vote to enhance shareholder value:
Simple Majority Vote – Proposal [4]
[The above line is for publication.]

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, AR 72201-3706
501-975-3000
FACSIMILE 501-975-3001
www.kutakrock.com

NORTHWEST ARKANSAS OFFICE
SUITE 400
234 EAST MILLSAP ROAD
FAYETTEVILLE, ARKANSAS 72703-4099
479-973-4200

ATLANTA
CHICAGO
DENVER
FAYETTEVILLE
IRVINE
KANSAS CITY
LITTLE ROCK
LOS ANGELES
MINNEAPOLIS
OKLAHOMA CITY
OMAHA
PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA

GEOFFREY D. NEAL
geoffrey.neal@kutakrock.com
(501) 975-3000

January 24, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Windstream Holdings, Inc. – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Mr. Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of Windstream Holdings, Inc., a Delaware corporation ("Windstream"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Windstream's intention to exclude from its proxy materials (the "2017 Proxy Materials") for its 2017 Annual Meeting of Stockholders scheduled to be held on or about May 25, 2017 (the "2017 Annual Meeting"), a shareholder proposal (the "Shareholder Proposal") from Mr. Kenneth Steiner through his designated proxy, Mr. John Chevedden (together, the "Proponent"). Windstream requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if Windstream excludes the Shareholder Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of Windstream's intention to exclude the Shareholder Proposal from its 2017 Proxy Materials and to inform the Proponent that copies of any additional correspondence submitted by the Proponent to the Commission or the Staff with respect to the Shareholder Proposal should be furnished concurrently to the undersigned on behalf of Windstream pursuant to Rule 14a-8(k) and SLB 14D. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Windstream intends to file its definitive 2017 Proxy Materials with the Commission. Windstream intends to file its definitive 2017 Proxy Materials on or about April 14, 2017.

Additionally, we can provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

THE PROPOSAL

Windstream received the Shareholder Proposal on November 17, 2016. A full copy of the Shareholder Proposal, as well as related correspondence with the Proponent, is attached hereto as Exhibit A. The Shareholder Proposal's resolution reads as follows:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

BASIS FOR EXCLUSION

Windstream respectfully requests that the Staff concur in our view that the Shareholder Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because Windstream currently expects its Board of Directors (the "Board"), at a meeting in February 2017, to approve the inclusion of a proposal in the 2017 Proxy Materials, substantially in the form attached hereto as Exhibit B (the "Windstream-Sponsored Proposal"), that recommends stockholders approve amendments to Windstream's Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), a copy of which is attached hereto as Exhibit C, and Windstream's Third Amended and Restated Bylaws (the "Bylaws"), a copy of which is attached hereto as Exhibit D, to (i) eliminate the supermajority voting provisions contained in the Certificate and Bylaws and (ii) lower the voting standard for amendments of the Windstream Bylaws generally from the affirmative vote of a majority of Windstream's outstanding common stock (the current standard for amending the Windstream Bylaws) to a majority of the votes cast. Because the Board lacks unilateral authority to amend the Certificate to lower the voting standards, submission of the Windstream-Sponsored Proposal to Windstream's stockholders will substantially implement the Shareholder Proposal to the greatest extent allowed by applicable law and Windstream's governing documents, thereby rendering the Shareholder Proposal excludable as moot.

Windstream also respectfully requests that the Staff concur in our view that the Shareholder Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is materially false and may mislead Windstream stockholders, in violation of the Commission's proxy rules.

ANALYSIS

I. The Shareholder Proposal May Be Excluded under Rule 14a-8(i)(10) as Substantially Implemented

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented it. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) and Exchange Act Release No. 12598 (Sept. 7, 1976).

The Staff has routinely permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal, rendering the proposal excludable as moot, even if the company (i) did not implement the proposal in every detail or (ii) exercised discretion in determining how to implement the proposal. *See, e.g.*, *Windstream Holdings, Inc.* (Feb. 16, 2016); *MetLife, Inc.* (Feb. 4, 2015); *Visa Inc.* (Nov. 14, 2014); *McKesson Corp.* (Apr. 8, 2011); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); and *Johnson & Johnson* (Feb. 17, 2006). In each of these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) where the company had taken actions or had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise taken actions to address the underlying concerns of the proposal and implemented its essential objective.

B. The Board Is Expected To Approve the Windstream-Sponsored Proposal, Thereby Substantially Implementing the Shareholder Proposal

Section 216 of the Delaware General Corporation Law (the "DGCL") provides the default rule for the stockholder voting requirements of a Delaware corporation. It states that, in the absence of any contrary specification in the DGCL or a corporation's certificate of incorporation or bylaws, (i) all matters (other than the election of directors) will be decided by the affirmative vote of the majority of shares present in person or represented by proxy at a duly convened meeting and entitled to vote on the subject matter and (ii) the election of directors will be decided by a plurality of the votes of shares present in person or represented by proxy at a duly convened meeting and entitled to vote in the election of directors. The DGCL also specifies a minimum vote for certain corporate actions. Examples of matters for which the DGCL specifies a minimum vote include an amendment to a corporation's certificate of incorporation, merger or consolidation of a corporation and dissolution of a corporation, each of which requires the affirmative vote of a majority of the outstanding shares entitled to vote on such matters. *See* DGCL §§ 242(b)(1), 251(c) and § 275(b).

As noted above, Section 216 of the DGCL permits Delaware corporations to specify, in their certificate of incorporation or bylaws, the vote required to take any action for which the DGCL does not specify a particular vote. With respect to matters for which the DGCL mandates a minimum vote, Section 102(b)(4) of the DGCL provides that a corporation's certificate of incorporation may require a greater (though not lower) approval threshold for such matters. In reliance upon Sections 216 and 102(b)(4) of the DGCL, Windstream's Certificate and Bylaws contain the following heightened voting standards:

- **Certificate:** Article Eleven of the Certificate provides that the affirmative vote of two-thirds of the outstanding shares of Windstream's common stock is required to approve an amendment, alteration, change or repeal of Articles Eight, Ten, Eleven and Thirteen of the Certificate. In accordance with Section 242(b)(1) of the DGCL, all other amendments, alterations or changes to, or repeal of any provision of the Certificate require the affirmative vote of a majority of the outstanding shares of Windstream's common stock.

- **Bylaws:** Article Seven of the Certificate provides that the affirmative vote of two-thirds of the outstanding shares of Windstream's common stock is required to approve an amendment, alteration, change or repeal of Section 11 of Article II, Sections 2, 3 and 4 of Article III and Article VII of the Bylaws. To amend, alter, change or repeal the remaining provisions of the Bylaws, Article Seven of the Certificate requires the affirmative vote of a majority of Windstream's outstanding common stock. Article VII of the Bylaws mirrors these approval standards.

Amendments to Articles Seven and Eleven of the Certificate are required to eliminate the supermajority-voting standards discussed above and to lower the voting standard for amendments to the Bylaws generally to the affirmative vote of a majority of the votes cast. Pursuant to Section 242 of the DGCL, the Board lacks unilateral authority to adopt such Certificate amendments because such amendments require stockholder approval. Accordingly, the steps necessary under Delaware law to implement the essential objective of the Shareholder Proposal would be the Board's approval and submission to stockholders of amendments to Articles Seven and Eleven of the Certificate.

As stated above, Windstream anticipates that the Board will approve the inclusion of the Windstream-Sponsored Proposal in the 2017 Proxy Materials and recommend its approval by the stockholders at the 2017 Annual Meeting. By submitting the Windstream-Sponsored Proposal for approval by Windstream's stockholders, the Board is taking all steps permitted by applicable law to substantially implement the essential objective of the Shareholder Proposal, which is that "each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced . . . [with] the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

Although the Windstream-Sponsored Proposal has not yet been approved by the Board, the Staff previously has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(10) where the company represents to the Staff that its board of directors is expected to take action that would substantially implement the proposal. *See, e.g.*, *Windstream Holdings, Inc.* (Feb. 16, 2016); *The Brink's Company* (Feb. 5, 2015); *Visa Inc.* (Nov. 14, 2014); *H.J. Heinz Company* (May 20, 2008) (each concurring that a proposal seeking amendment of the company's charter and bylaws to eliminate all voting standards greater than simple majority vote was excludable where the company's board of directors was expected to adopt implementing charter and bylaw amendments and submit the changes to the company's stockholders at the next annual meeting). Like the boards of directors in these cases, Windstream's Board is expected to take action to the fullest extent allowed by Windstream's Certificate and Delaware law to implement the essential objectives of the Shareholder Proposal by approving, at a meeting in February 2017, the inclusion of the Windstream-Sponsored Proposal in the 2017 Proxy Materials.

C. Supplemental Notification Following Board Action

We submit this no-action request before the 2017 Annual Meeting to address the timing requirements of Rule 14a-8(j). We will supplementally notify the Staff after the Board formally approves the inclusion of the Windstream-Sponsored Proposal in the 2017 Proxy Materials. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it expects that its board of directors will take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g.*, *Windstream Holdings, Inc.* (Feb. 16, 2016); *Visa Inc.* (Nov. 14, 2014); *Hewlett-Packard Co.* (Dec. 19, 2013); *Hewlett-Packard Co.* (Dec. 18, 2013); *Starbucks Corp.* (Nov. 27, 2012); *DIRECTV* (Feb. 22, 2011); *NiSource Inc.* (Mar. 10, 2008); *Johnson & Johnson* (Feb. 19, 2008); *Hewlett-Packard Co.* (Dec. 11, 2007); *Johnson & Johnson* (Feb. 13, 2006); *General Motors Corp*. (Mar. 3, 2004); and *Intel Corp*. (Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

II. The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(3) As Containing Materially False And Misleading Statements In Proxy Soliciting Materials

A. Rule 14a-8(i)(3) Background

Rule 14a-8(i)(3) provides that a company may exclude a proposal from its proxy statement if the proposal or accompanying statements in support are contrary to the

Commission's proxy rules, including Rule 14a-9, which prohibits the inclusion of materially false or misleading statements in proxy materials. The Staff has permitted the omission of shareholder proposals and statements in support, both in full and in part, which contained false and misleading statements or omitted material facts necessary to make such statements not false or misleading. *See, e.g.*, *Ferro Corp.* (Mar. 17, 2015); *JPMorgan Chase & Co.* (Mar. 11, 2014 and Mar. 28, 2014) and *The Goldman Sachs Group, Inc.* (Mar. 7, 2014) (each granting no-action relief where the company requested exclusion of a shareholder proposal for vagueness or materially misleading statements regarding standards for vote-counting).

B. Statements Made by the Proponent are False and Misleading

In the Shareholder Proposal, the Proponent makes the following statements, which Windstream respectfully asserts are materially false and misleading to Windstream's stockholders in violation of Rule 14a-9:

> Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

These statements erroneously claim that holders of 1% of Windstream's outstanding common stock may thwart the will of the holders of 74% of Windstream's outstanding common stock. First, approval of the Windstream-Sponsored Proposal, and thus the proposed amendments to Articles Seven and Eleven of the Certificate, requires the affirmative vote of two-thirds of the outstanding shares of Windstream's common stock, or 66 $^{2}/_{3}$%, not 75% as the Proponent alleges. Additionally, the Proponent's statements are likely to mislead Windstream's stockholders by falsely declaring that a 1% minority wields unique power with respect to the charter and bylaws of Windstream, as it would take greater than 33 $^{1}/_{3}$% of Windstream's outstanding common stock to prevent passage of the Windstream-Sponsored Proposal. We respectfully request that the Staff concur that the Shareholder Proposal may be excluded from the 2017 Proxy Statement under Rule 14a-8(i)(3) for these reasons.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Windstream excludes the Shareholder Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8. We are willing to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (501) 975-3155 if I can be of any further assistance in this matter. In my absence, you may contact my associate, Landon Reeves, at (501) 975-3156.

Thank you for your consideration.

Respectfully submitted,

Geoffrey D. Neal

Enclosures

cc: Kristi Moody
Senior Vice President & Corporate Secretary
Windstream Holdings, Inc.

John Chevedden (*via email*) ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Exhibit A

Shareholder Proposal
and
Correspondence with Proponent

(*see attached*)

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 17, 2016 8:46 AM
To: Moody, Kristi <Kristi.Moody@windstream.com>
Cc: Davis, Felicia <Felicia.Davis@windstream.com>; White, Genesis <Genesis.White@windstream.com>; Wiley, Lee <Lee.Wiley@windstream.com>
Subject: Rule 14a-8 Proposal (WIN)``

Dear Ms. Moody,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Ms. Kristi Moody
Corporate Secretary
Windstream Holdings, Inc. (WIN)
4001 Rodney Parham Road Ste 200
Little Rock AR 72212
PH: 501 748-7000

Dear Ms. Moody,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

10-25-16
Date

cc: Felicia Davis <Felicia.Davis@windstream.com>
PH: 501-748-5409
FX: 501-748-7400

[WIN: Rule 14a-8 Proposal, November 17, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

This same proposal was submitted to our management in 2016. Our management told the Securities and Exchange Commission in effect that it would take the steps necessary to adopt this proposal. However our management's efforts were an utter failure.

Plus our management failed to disclose in our 2016 annul meeting proxy any special effort that it would take to ensure that this proposal would be adopted – especially since there was a risk that our management's half-hearted efforts to adopt this proposal could result in failure.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line is for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: Moody, Kristi
Sent: Thursday, December 01, 2016 1:53 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Fletcher, John (John.Fletcher@windstream.com) <John.Fletcher@windstream.com>
Subject: RE: Rule 14a-8 Proposal (WIN) - Windstream response, request for withdrawal and notice of deficiency

Mr. Chevedden:

Attached please find a letter (i) requesting that you withdraw a shareholder proposal titled "Simple Majority Vote" that we received from Mr. Kenneth Steiner, who appointed you as his proxy to act on his behalf in all matters related to his proposal; and (ii) informing you of a procedural deficiency with Mr. Steiner's proposal.

An original copy of the letter is being sent to you and Mr. Steiner via Federal Express.

Thank you for your consideration of this matter.

Sincerely,

Kristi Moody

Kristi Moody
Senior Vice President & Corporate Secretary
Windstream Legal Department
501.748.5890
kristi.moody@windstream.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 17, 2016 8:46 AM
To: Moody, Kristi <Kristi.Moody@windstream.com>
Cc: Davis, Felicia <Felicia.Davis@windstream.com>; White, Genesis <Genesis.White@windstream.com>; Wiley, Lee <Lee.Wiley@windstream.com>
Subject: Rule 14a-8 Proposal (WIN)``

Dear Ms. Moody,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

WINDSTREAM SERVICES, LLC

Mailstop B1F03-71A
4001 Rodney Parham Road
Little Rock, Arkansas 72212

Kristi M. Moody
Senior Vice President and Corporate Secretary

501.748.5890
Email: Kristi.Moody@windstream.com

windstream.

December 1, 2016

VIA ELECTRONTIC MAIL ***FISMA & OMB Memorandum M-07-16***

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

On November 17, 2016, we received a shareholder proposal titled "**Simple Majority Vote**" from Mr. Kenneth Steiner that he requested be included in the Windstream Holdings, Inc. ("Windstream") proxy statement for its 2017 Annual Meeting of Stockholders. As the shareholder proposal was transmitted via e-mail, the proposal's date of submission is deemed to be November 17, 2016. In his submission, Mr. Steiner appointed you as his proxy to act on his behalf in all matters related to the proposal and its submission at the annual meeting.

As you are aware, at the 2016 Annual Meeting of Stockholders, held in May, Windstream once again submitted a proposal (Proposal No. 5 in last year's proxy statement) regarding amendments to Windstream's charter and bylaws that, if approved by Windstream stockholders, would have eliminated super-majority voting. Considering the level of support the proposal received last year (albeit falling short of the requisite approval threshold), we plan to submit a proposal at the 2017 annual meeting, the substance of which would be identical to Proposal No. 5 presented in last year's proxy statement.

The Windstream board of directors lacks unilateral authority to adopt the charter amendments necessary to eliminate super-majority voting. By submitting the proposal discussed above for stockholder approval at the 2017 annual meeting, the Windstream Board of Directors will have taken all "steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws," thereby fully implementing the objective of Mr. Steiner's proposal. Accordingly, we ask that you withdraw Mr. Steiner's proposal.

Additionally, under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, a proponent of a shareholder proposal that does not own shares of record must provide a written statement from the record holder verifying that, at the time of submission of the proposal, the proponent continuously owned the requisite number of shares for at least one year. Please send to my attention a written ownership confirmation statement from the record holder that satisfies the requirements of Rule 14a-8. Note that the written confirmation must establish Mr. Steiner's ownership for the entire one-year period preceding and including the date the proposal was submitted on November 17, 2016, and must be from either a participant in the Depository Trust Company (DTC) or an affiliate of a DTC participant. If Mr. Steiner holds his shares through a securities intermediary other than a broker or bank that is, or is affiliated with, a DTC participant, then a written confirmation from that securities intermediary, as well as one from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary, should be submitted.

Pursuant to Rule 14a-8(f), your response to this notice of deficiency must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date of your receipt of this letter. Failure to meet this deadline may result in Mr. Steiner's proposal being excluded from Windstream's 2017 proxy statement. Additionally, should we not hear from you by such date, we will assume that you do not intend to withdraw the proposal, and we will initiate steps necessary to exclude the proposal from Windstream's 2017 proxy statement.

We attach to this notice of defect a copy of Rule 14a-8 (Attachment A) for your convenience.

Sincerely,

Kristi M. Moody

cc: Kenneth Steiner (via federal express delivery)

FISMA & OMB Memorandum M-07-16

Attachment A

ATTACHMENT A

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

From: Moody, Kristi [mailto:Kristi.Moody@windstream.com]
Sent: Tuesday, December 13, 2016 9:06 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Fletcher, John <John.Fletcher@windstream.com>
Subject: RE: Rule 14a-8 Proposal (WIN) blb

Thank you.

We will review this correspondence.

Sincerely,

Kristi Moody

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 12, 2016 9:07 PM
To: Moody, Kristi <Kristi.Moody@windstream.com>
Cc: Fletcher, John <John.Fletcher@windstream.com>
Subject: Rule 14a-8 Proposal (WIN) blb

Dear Ms. Moody,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

W/IN

Post-it® Fax Note 7671	Date 12-12-16	# of pages ▶
To Kristi Moody	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 501-748-7400	Fax #	

December 12, 2016

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2015.

1. The Dow Chemical Company (DOW)
2. Windstream Holdings Inc (WIN)
3. The Wendy's Company (WEN)
4. The Interpublic Group of Companies, Inc (IPG)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

From: Moody, Kristi [mailto:Kristi.Moody@windstream.com]
Sent: Tuesday, December 13, 2016 9:07 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (WIN)

I want to acknowledge receipt of this email. We will review and respond accordingly.

Sincerely,

Kristi Moody

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 12, 2016 9:21 PM
To: Moody, Kristi <Kristi.Moody@windstream.com>
Subject: Rule 14a-8 Proposal (WIN)

Dear Ms. Moody,
We urge the company to take all the steps necessary to adopt this proposal topic.
The company has already proved that taking only one step in a half-hearted manner is not sufficient.
Sincerely,
John Chevedden
cc: Kenneth Steiner

<u>**Exhibit B**</u>

Windstream-Sponsored Proposal

(*see attached*)

PROPOSAL NO. [X]
AMENDMENTS TO THE WINDSTREAM CERTIFICATE AND WINDSTREAM BYLAWS TO ELIMINATE SUPER-MAJORITY VOTING REQUIREMENTS

The Windstream Board of Directors is again recommending that our stockholders amend the Windstream Certificate and the Windstream Bylaws to (i) eliminate the super-majority voting provisions contained in the Windstream Certificate and Windstream Bylaws and (ii) lower the voting standard for amendments of the Windstream Bylaws generally from the affirmative vote of a majority of Windstream's outstanding common stock (the current standard for amending the Windstream Bylaws) to a majority of the votes cast.

Prior Proposals. At our last three annual meetings, stockholders voted on amendments to the Windstream Certificate and Windstream Bylaws (the "Prior Proposals") substantially similar to those presented in this Proposal No. [X]. An affirmative vote of the holders of at least 66 ⅔% of our outstanding common stock was required to approve the Prior Proposals. While they failed to pass, the Prior Proposals received support of 47.75%, 53.77% and 41.24% of our outstanding common stock entitled to vote at the 2014, 2015 and 2016 Annual Meetings, respectively, representing over 97% of the votes cast on such proposals each year (excluding abstentions and broker non-votes). Considering the strong level of support for the Prior Proposals, the Windstream Board of Directors deems it advisable and in the best interest of Windstream and its stockholders to once again ask stockholders to approve the amendments to the Windstream Certificate and Windstream Bylaws to eliminate the super-majority voting provisions.

History of this Proposal. In 2013, stockholders approved a stockholder proposal requesting that the Windstream Board of Directors "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws." As a result, the Windstream Board of Directors evaluated, as it has on numerous occasions before, the voting requirements imposed by our charter and bylaws to ensure that they are in the best interests of Windstream and its stockholders. In evaluating the voting requirements, the Board:

- re-examined the various arguments regarding our current voting standards;
- discussed with management the perspectives of Windstream's largest stockholders on this matter; and
- reviewed trends and best practices in corporate governance, along with the voting standards of a number of other public corporations.

After the evaluation was completed, the Board determined that the current voting requirements imposed by the Windstream Certificate and Windstream Bylaws were originally designed to protect the interests of all stockholders by requiring that certain extraordinary matters and fundamental changes to corporate governance receive the support of a broad consensus of Windstream's stockholders. However, the Board recognized the different perspectives and compelling arguments for the elimination of super-majority approval standards, including growing sentiment that the elimination of such provisions increases a board's accountability to stockholders and provides stockholders greater ability to participate in the corporate governance process. The Board also reviewed the governance policies of a number of corporations and determined that although many still include super-majority voting provisions, an increasing number of companies view such a voting requirement as overly burdensome and inconsistent with principles of good corporate governance.

For these reasons, and in light of the approval of the stockholder proposal at the 2013 Annual Meeting, the Board deemed it advisable and in the best interests of our stockholders to eliminate the super-majority voting provisions from the Windstream Certificate and Windstream Bylaws and presented stockholders with a proposal at the 2014, 2015 and 2016 Annual Meetings to do so. While the proposals did not receive the requisite approval necessary to pass, the Board continues to believe it is in the best interests of our stockholders to eliminate these voting provisions, as well as to lower the voting standard for amendments of the Windstream Bylaws to a majority of the votes cast.

Each of the super-majority voting provisions in the Windstream Certificate and Windstream Bylaws govern the amendment of certain provisions of the Windstream Certificate and Windstream Bylaws regarding important corporate governance matters. If this proposal is approved by stockholders, any future amendment to these provisions of the Windstream Certificate and Windstream Bylaws by our stockholders will require, in the case of the Windstream Certificate, the approval of a majority of the outstanding shares of Windstream common stock (the lowest approval standard permitted by the DGCL) and, in the case of the Windstream Bylaws, the approval of a majority of the votes cast. Notwithstanding elimination of the super-majority voting provisions, any amendment to the Windstream Certificate will also require approval of the Board as is required by the DGCL, and the Board's ability to make, alter, amend, change, add to or repeal the Windstream Bylaws will not be affected.

Text and Legal Effect of Proposed Amendments.

- Article Eleven of the Windstream Certificate currently requires the approval of the holders of at least 66 ⅔% of our outstanding common stock to amend, alter, change or repeal the provisions of the Windstream Certificate governing (1) limits on the liability of Windstream's directors, (2) the provision of indemnification for its directors and officers, (3) prohibitions on stockholders' ability to act by written consent and to call special meetings, (4) amendment of the Windstream Certificate, and (5) Windstream's election to be governed by Section 203 of the DGCL.
    - Approval of this Proposal No. [X] will result in the repeal of Article Eleven of the Windstream Certificate, thereby reducing the required vote for amendment, alternation, change or repeal of all provisions of the Windstream Certificate to the affirmative vote of a majority of the outstanding shares of Windstream common stock, the lowest approval standard permitted by the DGCL.
- Article Seven of the Windstream Certificate currently requires the approval of the holders of at least 66 ⅔% of Windstream's outstanding common stock to amend, alter, change or repeal the provisions of the Windstream Bylaws governing (1) substantive and procedural requirements regarding bringing business before an annual meeting, (2) the number, election and term of office of the Board of Directors, (3) the filling of vacancies on the Board of Directors, (4) the procedural requirements for the nomination of directors, and (5) amendment of the Windstream Bylaws. To amend, alter, change or repeal the remaining provisions of the Windstream Bylaws, Article Seven of the Windstream Certificate requires the affirmative vote of a majority of Windstream's outstanding common stock.
    - Approval of this Proposal No. [X] will result in an amendment to Article Seven of the Windstream Certificate to (i) eliminate the super-majority voting provisions regarding amendments to the Windstream Bylaws and (ii) eliminate the stockholder voting standard for amendments of the Windstream Bylaws generally, thereby lowering the voting standard to the affirmative vote of a majority of the votes cast.
- Article VII of the Windstream Bylaws is identical to Article Seven of the Windstream Certificate in that it requires the approval of the holders of at least 66 ⅔% of Windstream's outstanding common stock to amend, alter, change or repeal the bylaw provisions listed above.
    - The Board has approved a conforming amendment to Article VII of the Windstream Bylaws, and stockholder approval of this Proposal No. [X] will constitute approval of the conforming amendment to the Windstream Bylaws.

The summary of the proposed amendments to Articles Seven and Eleven of the Windstream Certificate and Article VII of the Windstream Bylaws set forth above is qualified in its entirety to the text of the proposed amendments, which are attached as <u>Appendix [X]</u> to this Proxy Statement.

Vote Requirement. The affirmative vote of the holders of at least 66 ⅔% of our outstanding common stock is required to approve the amendments to the Windstream Certificate proposed by this Proposal No. [X]. If this proposal is approved by stockholders, we intend to promptly file an appropriate amendment to the Windstream Certificate with the State of Delaware. The proposed conforming amendments to the Windstream Bylaws will become effective if and when the proposed amendments to the Windstream Certificate become effective. If this proposal is not approved by stockholders, neither the amendment to the Windstream Certificate nor the conforming amendments to the Windstream Bylaws will become effective and both the current voting standard for amendments of the Windstream Bylaws generally and the super-majority voting provisions will remain in effect.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. [X].

PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED "FOR" PROPOSAL NO. [X] UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE.

<u>**Exhibit C**</u>

Amended and Restated Certificate of Incorporation of
Windstream Holdings, Inc., as amended

(*see attached*)

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WINDSTREAM HOLDINGS, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware ("DGCL")

Windstream Holdings, Inc., a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:

FIRST: Effective at 8:00 p.m. (Eastern Time) on April 26, 2015 (such time, on such date, the "Effective Time"), each six (6) shares of the Corporation's common stock, $0.0001 par value per share, issued and outstanding immediately prior to the Effective Time (the "Old Common Stock") shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of common stock, $0.0001 par value per share (the "New Common Stock"), subject to the treatment of fractional share interests. The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment.

SECOND: Section 1 of Article FOUR of the Restated Certificate of Incorporation is amended and restated to read in its entirety as set forth below:

"SECTION 1. *Authorized Shares*. The total number of shares of capital stock which the Corporation has authority to issue is 200,000,000 shares, consisting of:

(a) 33,333,333 shares of Preferred Stock, par value $.0001 per share ("Preferred Stock"); and

(b) 166,666,667 shares of Common Stock, par value $.0001 per share ("Common Stock").

The Preferred Stock and the Common Stock shall have the rights, preferences and limitations set forth below."

THIRD: The foregoing amendment was duly adopted in accordance with Section 242 of the DGCL and shall become effective at 8:00 p.m. (Eastern Time) on April 26, 2015.

IN WITNESS WHEREOF, Windstream Holdings, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this 24th day of April, 2015.

WINDSTREAM HOLDINGS, INC.

By: /s/ Tony Thomas
Name: Tony Thomas
Title: President & CEO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WINDSTREAM HOLDINGS, INC.

ARTICLE

One

The name of the Corporation is Windstream Holdings, Inc. (the "Corporation").

ARTICLE

Two

The address of the Corporation's registered office in the state of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE

Three

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE

Four

SECTION 1. *Authorized Shares.* The total number of shares of capital stock which the Corporation has authority to issue is 1,200,000,000 shares, consisting of:

(a) 200,000,000 shares of Preferred Stock, par value $.0001 per share ("Preferred Stock"); and

(b) 1,000,000,000 shares of Common Stock, par value $.0001 per share ("Common Stock").

The Preferred Stock and the Common Stock shall have the rights, preferences and limitations set forth below.

SECTION 2. *Preferred Stock.* The Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights (including voting rights), and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock. In the event that the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock subject to the requirements of applicable law.

SECTION 3. *Common Stock.*

(a) Dividends. Except as otherwise provided by the Delaware General Corporation Law or this Amended and Restated Certificate of Incorporation (this "Certificate of Incorporation"), the holders of Common Stock: (i) subject to the rights of holders of any series of Preferred Stock, shall share ratably, on a per share basis, in all dividends and other distributions payable in cash, securities or other property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor; and (ii) are subject to all the powers, rights, privileges, preferences and priorities of any series of Preferred Stock as provided herein or in any resolution or resolutions adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of Section 2 of this ARTICLE FOUR.

(b) Conversion Rights. The Common Stock shall not be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same class of the Corporation's capital stock.

(c) Preemptive Rights. No holder of Common Stock shall have any preemptive rights with respect to the Common Stock or any other securities of the Corporation, or to any obligations convertible (directly or indirectly) into securities of the Corporation whether now or hereafter authorized.

(d) Voting Rights. Except as otherwise provided by the Delaware General Corporation Law or this Certificate of Incorporation and subject to the rights of holders of any series of Preferred Stock, all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock, and each holder of Common Stock shall have one vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation.

(e) Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the Corporation's debts and subject to the rights of the holders of shares of Preferred Stock upon such dissolution, liquidation or winding up, the remaining net assets of the Corporation shall be distributed among holders of shares of Common Stock ratably on a per share basis. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Section 3(e).

(f) Registration or Transfer. The Corporation shall keep or cause to be kept at its principal office (or such other place as the Corporation reasonably designates) a register for the registration of Common Stock. To the greatest extent permitted by applicable Delaware law, the shares of the Corporation's Common Stock shall be uncertificated and transfer of such shares shall be reflected by book entry. Upon the surrender of any certificate representing shares of any class of Common Stock, the Corporation shall forthwith cancel such certificate and the holder thereof shall no longer be entitled to a certificate or certificates representing the shares of such class represented by the surrendered certificate. Any shares represented by a surrendered certificate cancelled as provided above shall be registered in the name and will represent such number of shares of such class as is requested by the holder of the surrendered certificate. Such book entry shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance.

(g) Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of any class of Common Stock that is represented by a certificate, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor, its own agreement will be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

(h) Notices. All notices referred to herein shall be in writing, shall be delivered personally or by first class mail, postage prepaid, and shall be deemed to have been given when so delivered or mailed to the Corporation at its principal executive offices and to any stockholder at such holder's address as it appears in the stock records of the Corporation (unless otherwise specified in a written notice to the Corporation by such holder).

(i) Fractional Shares. In no event will holders of fractional shares be required to accept any consideration in exchange for such shares other than consideration which all holders of Common Stock are required to accept.

ARTICLE

Five

The Corporation is to have perpetual existence.

ARTICLE

Six

SECTION 1. *Number, Election and Term of Office of Directors.*

(a) The Board of Directors shall consist of not less than three nor more than fifteen members, the exact number of which shall be fixed from time to time by the affirmative vote of a majority of the entire Board of Directors.

(b) Except as expressly provided herein, the manner of election and removal of such directors and the term such directors shall hold office shall be designated in the Bylaws of the Corporation. Each director shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

(c) Subject to the rights, if any, of holders of any series of Preferred Stock, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor. Subject to the rights, if any, of the holders of any series of Preferred Stock, any or all of the directors of the Corporation may be removed from office at any time, with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the Corporation's then outstanding capital stock entitled to vote generally in the election of directors. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate applicable thereto.

ARTICLE

Seven

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to amend, alter, change or repeal the Bylaws of the Corporation. Any amendment, alteration, change or repeal of the Corporation's Bylaws by the stockholders of the Corporation shall require the affirmative vote of a majority of the outstanding shares of the Corporation entitled to vote on such amendment, alteration, change or repeal; provided, however, that Section 11 of ARTICLE TWO and Sections 2, 3, and 4 of ARTICLE THREE and ARTICLE SEVEN of the Corporation's Bylaws shall not be amended, altered, changed or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least two thirds of the combined voting power of all of the then outstanding shares of the Corporation entitled to vote on such amendment, alteration, change or repeal.

ARTICLE

Eight

SECTION 1. *Limitation of Liability.*

(a) To the fullest extent permitted by the Delaware General Corporation Law as it now exists or may hereafter be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders.

(b) Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

SECTION 2. *Right to Indemnification.* Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director, officer or other employee of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section 3 of this ARTICLE EIGHT with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 2 of this ARTICLE EIGHT shall be a contract right. In addition, the Corporation shall pay the expenses incurred in defending any such proceeding in advance of its final disposition (an "advance of expenses"); provided, however, that, if and to the extent that the Delaware General Corporation Law requires, an advance of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same or lesser scope and effect as the foregoing indemnification of directors and officers.

SECTION 3. *Procedure for Indemnification.* Any indemnification of a director or officer of the Corporation or advance of expenses under Section 2 of this ARTICLE EIGHT shall be made promptly, and in any event within forty-five days (or, in the case of an advance of expenses, twenty days), upon the written request of the director or officer. If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to this ARTICLE EIGHT is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five days (or, in the case of an advance of expenses, twenty days), the right to indemnification or advances as granted by this ARTICLE EIGHT shall be enforceable by the director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 2 of this ARTICLE EIGHT, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware

General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to Section 2 of this ARTICLE EIGHT shall be the same procedure set forth in this Section 3 for directors or officers, unless otherwise set forth in the action of the Board of Directors providing indemnification for such employee or agent.

SECTION 4. *Insurance.* The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the Corporation or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the Delaware General Corporation Law.

SECTION 5. *Service for Subsidiaries.* Any person serving as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a “subsidiary” for this ARTICLE EIGHT) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

SECTION 6. *Reliance.* Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director, officer or other employee of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this ARTICLE EIGHT in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this ARTICLE EIGHT shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

SECTION 7. *Non-Exclusivity of Rights.* The rights to indemnification and to the advance of expenses conferred in this ARTICLE EIGHT shall not be exclusive of any other right which any person may have or hereafter acquire under this Restated Certificate or under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

SECTION 8. *Merger or Consolidation.* For purposes of this ARTICLE EIGHT, references to the “Corporation” shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this ARTICLE EIGHT with respect to the resulting or surviving Corporation as he or she would have with respect to such constituent Corporation if its separate existence had continued.

SECTION 9. *Savings Clause.* If this ARTICLE EIGHT or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification under Section 2 of this ARTICLE EIGHT as to all expense, liability and loss (including attorneys' fees and related disbursements, judgments, fines, ERISA excise taxes and penalties, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this ARTICLE EIGHT to the full extent permitted by any applicable portion of this ARTICLE EIGHT that shall not have been invalidated and to the full extent permitted by applicable law.

ARTICLE

Nine

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE

Ten

For so long as any security of the Company is registered under Section 12 of the Securities Exchange Act of 1934: (i) the stockholders of the Corporation may not take any action by written consent in lieu of a meeting, and must take any actions at a duly called annual or special meeting of stockholders and the power of stockholders to consent in writing without a meeting is specifically denied; and (ii) special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office.

ARTICLE

Eleven

Notwithstanding any other provisions of this Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of the capital stock required by law or this Restated Certificate, the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then outstanding shares of the Corporation eligible to be cast in the election of directors shall be required to amend, alter, change or repeal ARTICLES EIGHT, TEN or THIRTEEN hereof, or this ARTICLE ELEVEN, or any provision thereof or hereof.

ARTICLE

Twelve

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE

Thirteen

The Corporation expressly elects to be governed by Section 203 of the Delaware General Corporation Law.

Exhibit D

Third Amended and Restated Bylaws of
Windstream Holdings, Inc.

(*see attached*)

THIRD AMENDED AND RESTATED BYLAWS
OF
WINDSTREAM HOLDINGS, INC.
A Delaware Corporation

ARTICLE I
OFFICES

Section 1. Registered Office. The registered office of Windstream Holdings, Inc. (the "Corporation") in the State of Delaware shall be located at 1209 Orange, Wilmington, Delaware 19801. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

Section 2. Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. Annual Meeting. An annual meeting of the stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. At the annual meeting, stockholders shall elect Directors and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of ARTICLE II hereof.

Section 2. Special Meetings. Special meetings of the stockholders may only be called in the manner provided in ARTICLE TEN of the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"). Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 3. Place of Meetings. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation.

Section 4. Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice, or notice by electronic transmission, stating the place, if any, date, time, if applicable, the means of remote communications and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail or, as provided below, by means of electronic transmission, by or at the direction of the Board of Directors, the chairman of the board, the president or the secretary. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to a stockholder given by the Corporation may be given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Notice shall be deemed to be delivered if mailed when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the

Corporation. Notice given by electronic transmission shall be deemed to be delivered (i) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) by any other form of electronic transmission, when directed to the stockholder. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 5. Stockholders List. The officer having charge of the stock ledger of the Corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 6. Quorum. The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the General Corporation Law of the State of Delaware or by the Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

Section 7. Adjourned Meetings. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 8. Vote Required. When a quorum is present at any meeting, the affirmative vote of a majority of votes cast on a subject matter at such meeting shall be the act of the stockholders on such matter, unless (i) by express provisions of an applicable law or of the Certificate of Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question, or (ii) the subject matter is the election of Directors, in which case Section 2 of ARTICLE III hereof shall govern and control the approval of such subject matter.

Section 9. Voting Rights. Except as otherwise provided by the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws, every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder.

Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

Section 11. Business Brought Before an Annual Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) brought before the meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, such proposed business, other than the nominations of persons for election to the Board of Directors, must constitute a proper matter for stockholder actions, and the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely under this Section 11, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting of stockholders is called for a date that is not within 25 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public announcement of such date was made, whichever occurs first. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the text of the proposal or business, (ii) the reason for conducting such business and any material interest of the stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or Stockholder Associated Person therefrom, (iii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business and of any Stockholder Associated Person, (iv) the class and number of shares of the Corporation which are beneficially owned by the stockholder and by any Stockholder Associated Person, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from stockholders in support of such proposal, and (vii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such Stockholder Associated Person with respect to any share of stock of the Corporation.

(b) For purposes of this Section 11, "Stockholder Associated Person" of any stockholder shall mean (i) any person directly or indirectly controlling, controlled by or under common control with, or directly or indirectly acting in concert with, such stockholder and (ii) any beneficial owner of shares of stock of the Corporation owned of record or otherwise by such stockholder.

(c) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this section. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this section; if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. For purposes of this section, "public announcement" shall mean disclosure in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service. Nothing in this section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor rule) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

ARTICLE III
DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to such powers as are herein and in the Certificate of Incorporation expressly conferred upon it, the Board of Directors shall have and may exercise all the powers of the Corporation, subject to the provisions of the laws of Delaware, the Certificate of Incorporation and these Bylaws.

Section 2. Number, Election and Term of Office. The Board of Directors shall consist of not less than three nor more than fifteen members, the exact number of which shall be fixed from time to time by the affirmative vote of a majority of the entire Board of Directors. Except as provided in Section 3 of this Article III, each nominee for director in an election in which the number of nominees is equal to the number of open board seats (an "Uncontested Election") shall be elected by a majority of the votes cast, whether in person or represented by proxy, with respect to that nominee's election at an annual meeting of stockholders at which a quorum is present. If, however, as of a date that is 14 days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission, the number of nominees exceeds the number of open board seats (i.e., a contested election), then the directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting of stockholders and entitled to vote in the election of directors, whether or not such election becomes an Uncontested Election after such date. For purposes of this Section 2, a majority of votes cast shall mean that the number of shares voted "for" a nominee's election exceeds the number of shares voted "against" that nominee's election. With regard to

Uncontested Elections, the Board of Directors has established procedures pursuant to which any incumbent director who fails to receive a majority of the votes cast will tender his or her resignation to the Board of Directors. The Board of Directors will act upon a tendered resignation within 90 days of the date on which the election results were certified and will promptly make public disclosure of the results of its actions. If the Board of Directors accepts a director's resignation, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors shall fill the resulting vacancy in accordance with Section 3 of this Article III. The Directors shall be elected in this manner at the annual meeting of stockholders, except as provided in Section 3 of this Article III. Each Director shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3. Vacancies. Subject to the rights of holders of any series of Preferred Stock, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor. Subject to the rights, if any, of the holders of any series of Preferred Stock, any or all of the directors of the Corporation may be removed from office at any time, with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the Corporation's then outstanding capital stock entitled to vote generally in the election of directors. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the Certificate of Incorporation applicable thereto.

Section 4. Nominations.

(a) Only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible to serve as Directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in these Bylaws, who is entitled to vote generally in the election of Directors at the meeting and who shall have complied with Section 4(b) or Section 5 of this Article III.

(b) In order for a stockholder to nominate a person for election to the Board of Directors of the Corporation at a meeting of stockholders under this Section 4(b), such stockholder shall have delivered timely notice of such stockholder's intent to make such nomination in writing to the secretary of the Corporation. To be timely under this Section 4, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made, whichever occurs first, and (ii) in the case of a special meeting at which Directors are to be elected, not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made, whichever occurs first. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a Director at such meeting all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (ii) as to the stockholder giving the notice and any Stockholder Associated Person (A) the name and address, as they appear on the Corporation's books, of such stockholder and any Stockholder Associated Person, (B) the class and number of shares of the Corporation which are beneficially owned by such stockholder and also which are owned of record by such stockholder, and (C) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such Stockholder Associated Person with respect to any share of stock of the Corporation; and (iii) as to the beneficial owner, if any, on whose behalf the nomination is made, (A) the name and address of such person and (B) the class and number of shares of the Corporation which are beneficially owned by such person (C) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (D) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such nomination. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

(c) The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this section, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. A stockholder seeking to nominate a person to serve as a Director must also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this section.

Section 5. Proxy Access for Director Nominations.

(a) Whenever the Board of Directors solicits proxies with respect to an annual meeting of stockholders at which directors are to be elected, subject to this Section 5, the Corporation shall include in its proxy statement and on its form of proxy (in addition to the persons nominated for election by the Board of Directors or any committee thereof) the name, together with the Required Information (as defined below), of any Stockholder Nominee (as defined below) if (i) the Stockholder Nominee satisfies the eligibility requirements in this Section 5, (ii) the Stockholder Nominee is identified in a notice (the "Stockholder Notice") that is timely and proper and delivered in accordance with this Section 5 by a stockholder that qualifies as, or is acting on behalf of, an Eligible Stockholder (as defined below), (iii) the Eligible Stockholder expressly elects at the time of the delivery of the Stockholder Notice to have the Stockholder Nominee included in the Corporation's proxy materials pursuant to this Section 5, and (iv) the additional requirements of these Bylaws are met.

(b) For purposes of this Section 5, "Stockholder Nominee" shall mean a person properly nominated for director by an Eligible Stockholder in accordance with this Section 5. The "Required Information" that the Corporation will include in its proxy statement is: (i) the information concerning the Stockholder Nominee and the Eligible Stockholder that, as determined by the Corporation, would be required to be disclosed in a proxy statement or other filings required to be filed pursuant to the Exchange Act and the rules and regulations thereunder; and (ii) if the Eligible Stockholder so elects, a written statement of the Eligible Stockholder (or, in the case of a group, a written statement of such group), not to exceed five hundred (500) words, in support of each Stockholder Nominee, which must be provided at the same time as the Stockholder Notice for inclusion in the Corporation's proxy statement for the annual meeting of stockholders (the "Eligible Stockholder Statement").

Notwithstanding anything to the contrary contained in this Section 5, the Corporation may omit from its proxy materials any information or Eligible Stockholder Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 5 shall limit the Corporation's ability to solicit against and include in its proxy materials its own statements relating to any Stockholder Nominee or Eligible Stockholder.

(c) The maximum number of Stockholder Nominees submitted by all Eligible Stockholders that may be included in the Corporation's proxy materials for an annual meeting of stockholders pursuant to this Section 5 shall not exceed 20% of the number of Directors currently serving on the Board of Directors as of the last day on which a Stockholder Notice may be delivered pursuant to this Section 5, or if such amount is not a whole number, the closest whole number (rounding down) below 20% (but not less than two). The following persons shall be considered Stockholder Nominees for purposes of determining when the maximum number of Stockholder Nominees provided for in this Section 5 has been reached: (i) any Stockholder Nominee whom the Board of Directors decides to nominate as a Director, (ii) any Stockholder Nominee whose nomination is subsequently withdrawn and (iii) any Directors who were previously elected to the Board of Directors as a Stockholder Nominee at any of the preceding two annual meetings of stockholders and who are nominated for election at such annual meeting by the Board of Directors. In the event that one or more vacancies for any reason occurs after the last day on which a Stockholder Notice may be delivered pursuant to this Section 5 but before the annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the maximum number of Stockholder Nominees submitted by all Eligible Stockholders that may be included in the Corporation's proxy materials pursuant to this Section 5 shall be calculated based on the number of directors in office as so reduced. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 5 exceeds this maximum number, the Corporation shall determine which Stockholder Nominees shall be included in the Corporation's proxy materials as follows: each Eligible Stockholder shall select one Stockholder Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, going in the order of the amount (largest to smallest) of shares of the Corporation's stock owned by each Eligible Stockholder as disclosed in its respective Stockholder Notice submitted to the Corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the maximum number of Stockholder Nominees is reached. Notwithstanding anything to the contrary contained in this Section 5, if the Corporation receives notice pursuant to Section 4 of this Article III that a stockholder intends to nominate for election at such annual meeting a number of nominees, which when combined with any Stockholder Nominees, would represent 30% or more of the total number of directors to be elected at such annual meeting, no Stockholder Nominees will be included in the Corporation's proxy materials with respect to such annual meeting pursuant to this Section 5.

(d) To qualify as an "Eligible Stockholder," a stockholder must own and have owned 3% or more of the Corporation's outstanding common stock continuously for at least three years (the "Required Shares") as of the date the Stockholder Notice is delivered to or mailed to and received by the Corporation in accordance with this Section 5, must continue to own the Required Shares as of the record date for determining stockholders entitled to vote at the annual meeting and must continue to own the Required Shares until at least the date of the annual meeting of stockholders for which the Stockholder Nominee is being proposed. For purposes of satisfying the foregoing ownership requirement under this Section 5, a group of stockholders may aggregate the shares of common stock that each stockholder has owned continuously for at least three years as of the date of the Stockholder Notice (each such stockholder's shares, its "Aggregated Shares"), provided that each member of any such group of stockholders that together constitute an Eligible Stockholder hereunder must continue to own its Aggregated Shares as of the record date for determining stockholders entitled to vote at the annual meeting and until at least the date of the annual meeting of stockholders for which the Stockholder Nominee is being proposed. No stockholder, alone or together with any of its affiliates, may be a member of more than one group of stockholders constituting an Eligible Stockholder under this Section 5 with respect to an annual meeting of stockholders. Whenever an Eligible Stockholder consists of a group of stockholders, any and all requirements and obligations for an Eligible Stockholder set forth in this Section 5 must be satisfied by each such stockholder, except that shares may be aggregated as specified in this paragraph (d) of Section 5 and except as otherwise provided in this Section 5.

(e) For purposes of this Section 5, a stockholder shall be deemed to "own" only those outstanding shares of the Corporation's common stock as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares, provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed (B) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (C) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation's common stock, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder's or affiliate's full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or its affiliate. A stockholder shall be deemed to own shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's ownership of shares shall be deemed to continue during any period in which the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the stockholder. A stockholder's ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that the person may recall such loaned shares. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the Corporation's common stock are "owned" for these purposes shall be determined by the Board of Directors or any committee thereof, which determination shall be conclusive and binding on the Corporation and its stockholders. For purposes of this Section 5, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(f) To be timely under this Section 5, the Stockholder Notice must be delivered to, or mailed to and received by, the secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date (as stated in the Corporation's proxy materials) the Corporation's definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting of stockholders (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Corporation). In no event shall an adjournment, recess or postponement of an annual meeting of stockholders or the public announcement thereof commence a new time period (or extend any time period) for the giving of the Stockholder Notice as described above.

(g) Within the time period specified in this Section 5 for providing a Stockholder Notice with respect to an annual meeting of stockholders, an Eligible Stockholder (including each member of any group of stockholders that together constitute an Eligible Stockholder hereunder) must provide the following information in writing to the secretary of the Corporation:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within 7 days prior to the date the Stockholder Notice is delivered to or mailed to and received by the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, as well as the Eligible Stockholder's agreement to provide (A) within 5 business days after the record date for determining stockholders entitled to vote at the annual meeting, written statements from the record holder and any intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through such record date and (B) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders;

(ii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 (or any successor rule) promulgated under the Exchange Act;

(iii) the information, representations and agreements that are the same as those that would be required to be set forth in a stockholder's notice pursuant to Section 4 of this Article III;

(iv) representations that the Eligible Stockholder (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (B) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than a Stockholder Nominee being nominated pursuant to this Section 5, (C) has not engaged and will not engage in, and has not and will not be a "participant" in, another person's "solicitation" within the meaning of Rule 14a-1(l) (or any successor rule) promulgated under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee or a nominee of the Board of Directors, (D) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the Corporation, (E) will comply with all applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the annual meeting, (F) will file all materials described below in paragraph (l) of this Section 5 with the Securities and Exchange Commission, regardless of whether any such filing is required under the proxy rules of the Securities and Exchange Commission or whether any exemption from filing is available for such solicitation or other communication under the proxy rules of the Securities and Exchange Commission and (G) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and

(v) in the case of a nomination by a group of stockholders constituting an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the group constituting such Eligible Stockholder with respect to the nomination and matters related thereto, including withdrawal of the nomination.

(h) Within the time period specified in this Section 5 for providing a Stockholder Notice with respect to an annual meeting of stockholders, a Stockholder Nominee must deliver to the secretary of the Corporation:

(i) a written representation and agreement that such person (A) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with his or her candidacy for the Board of Directors or his or her service or action as a Director that has not been disclosed to the Corporation, and (B) will comply with applicable law and listing standards, all of the Corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other policies and guidelines applicable to Directors; and

(ii) an irrevocable resignation, providing that such resignation shall become effective upon a determination by the Board of Directors or any committee thereof that (A) the information provided to the Corporation by such individual pursuant to these Bylaws was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (B) such individual, or the Eligible Stockholder who nominated such individual, failed to comply with any obligation owed to or breached any representation made under or pursuant to these Bylaws.

At the request of the Corporation, the Stockholder Nominee must submit all completed and signed questionnaires required of the Corporation's directors and officers. The Stockholder Nominee must promptly provide to the Corporation prior to the date of the annual meeting such other information as it may reasonably request. The Corporation may request such additional information as necessary to permit the Board of Directors to determine if each Stockholder Nominee is independent under applicable listing standards of the principal exchange(s) upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors (the "Applicable Independence Standards") and qualifies as a "non-employee director" under Rule 16b-3 (or any successor rule) promulgated under the Exchange Act and as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision).

(i) In the event that any information or communications provided by the Eligible Stockholder (or any member of any group of stockholders that together constitute such Eligible Stockholder) or any Stockholder Nominees to the Corporation or its stockholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), each Eligible Stockholder (or any member of any group of stockholders that together constitute such Eligible Stockholder) or Stockholder Nominee, as the case may be, shall promptly notify the secretary of the Corporation and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's right to omit a Stockholder Nominee from its proxy materials as provided in this Section 5.

(j) The Corporation shall not be required to include, pursuant to this Section 5, a Stockholder Nominee in its proxy materials for any annual meeting of stockholders, or, if the proxy statement already has been filed, to allow the nomination of a Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation:

(i) for any annual meeting of stockholders for which the secretary of the Corporation receives a notice that a stockholder intends to, or has nominated, such Stockholder Nominee for election to the Board of Directors pursuant to the requirements of Section 4 of this Article III and does not expressly elect at the time of providing the notice to have its nominee included in the Corporation's proxy materials pursuant to this Section 5;

(ii) if the Eligible Stockholder (or any member of any group of stockholders that together constitute such Eligible Stockholder) who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) (or any successor rule) promulgated under the Exchange Act in support of the election of any individual as a Director at the annual meeting other than its Stockholder Nominee or a nominee of the Board of Directors;

(iii) if the Stockholder Nominee is or becomes a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, or is receiving or will receive any such compensation or other payment from any person or entity other than the Corporation, in each case in connection with service as a director of the Corporation;

(iv) who (A) is not independent under the Applicable Independence Standards, as determined by the Board of Directors or (B) does not qualify either (1) as independent under the audit committee independence requirements set forth in the rules of any stock exchange applicable to the Corporation, or (2) as a "non-employee director" under Rule 16b-3 (or any successor rule) promulgated under the Exchange Act and as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision);

(v) whose election as a member of the Board of Directors would cause the Corporation to be in violation of these Bylaws, the Certificate of Incorporation, the rules and listing standards of the principal exchange(s) upon which the Corporation's common stock is traded, or any applicable state or federal law, rule or regulation;

(vi) whose then-current or within the preceding ten years' business or personal interests place such Stockholder Nominee in a conflict of interest with the Corporation or any of its subsidiaries that would cause such Stockholder Nominee to violate any fiduciary duties of Directors established pursuant to the General Corporation Law of the State of Delaware, including but not limited to, the duty of loyalty and duty of care, or any duties, membership criteria or obligations set forth in the Corporation's Corporate Governance Board Guidelines (or any other policies or guidelines applicable to Directors), in each case as determined by the Board of Directors, or who is or has been, within the period specified in the Corporation's Corporate Governance Board Guidelines (or any other policies or guidelines applicable to Directors), a director or officer of a competitor, as defined in the Corporation's Corporate Governance Board Guidelines (or any other policies or guidelines applicable to Directors);

(vii) who is a named subject of a pending criminal proceeding (excluding minor traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years;

(viii) who is subject to any order of the type specified in Rule 506(d) of Regulation D (or any successor rule) promulgated under the Securities Act of 1933, as amended;

(ix) if such Stockholder Nominee or the applicable Eligible Stockholder (or any member of any group of stockholders that together constitute such Eligible Stockholder) shall have provided information to the Corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors; or

(x) if the Eligible Stockholder or applicable Stockholder Nominee (or any member of any group of stockholders that together constitute such Eligible Stockholder) otherwise contravenes any of the agreements or representations made by such Eligible Stockholder or Stockholder Nominee or fails to comply with its obligations pursuant to these Bylaws.

(k) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding over the annual meeting of stockholders shall declare a nomination of a Stockholder Nominee by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation, if (i) the Stockholder Nominee and/or the applicable Eligible Stockholder (or any member of any group of stockholders that together constitute such Eligible Stockholder) shall have failed to comply with or breached its or their obligations, agreements or representations under or pursuant to these Bylaws, as determined by the Board of Directors or the person presiding over the annual meeting, or (ii) the Eligible Stockholder (or a qualified representative thereof) does not appear at the annual meeting to present any nomination pursuant to this Section 5.

(l) The Eligible Stockholder (including each member of any group of stockholders that together constitute an Eligible Stockholder hereunder) shall file with the Securities and Exchange Commission any solicitation or other communication with the Corporation's stockholders relating to the annual meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under the proxy rules of the Securities and Exchange Commission or whether any exemption from filing is available for such solicitation or other communication under the proxy rules of the Securities and Exchange Commission.

(m) Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but withdraws from or becomes ineligible or unavailable for election at the annual meeting shall be ineligible to be a Stockholder Nominee pursuant to this Section 5 for the next two annual meetings of stockholders following the annual meeting for which the Stockholder Nominee has been nominated for election. For the avoidance of doubt, this Section 5 shall not prevent any stockholder from nominating any person to the Board of Directors pursuant to and in accordance with Section 4 of this Article III.

(n) If the Stockholder Nominee or an Eligible Stockholder fails to continue to meet the requirements of this Section 5 or if a Stockholder Nominee withdraws, dies, becomes disabled or is otherwise disqualified from being nominated for election or serving as a Director prior to the annual meeting: (i) the Corporation may, to the extent feasible, remove the name of the Stockholder Nominee and the Eligible Stockholder Statement from its proxy statement, remove the name of the Stockholder Nominee from its form of proxy and/or otherwise communicate to its stockholders that the Stockholder Nominee will not be eligible for nomination at the annual meeting; and (ii) the Eligible Stockholder may not name another Stockholder Nominee or, subsequent to the last day on which a Stockholder's Notice would be timely, otherwise cure in any way any defect preventing the nomination of the Stockholder Nominee identified in the Stockholder Notice provided pursuant to this Section 5.

(o) Notwithstanding the foregoing, an Eligible Stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 5. Nothing in this Section 5 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

Section 6. Meetings and Notice. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the Board of Directors. Special meetings of the Board of Directors may be called by the chairman of the board, the president (if the president is a Director) or, upon the written request of a majority of the total number of Directors then in office, the secretary of the Corporation on at least 24 hours notice to each Director, either personally, by telephone, by mail, electronic mail or by telecopy.

Section 7. Chairman of the Board, Quorum, Required Vote and Adjournment. The Board of Directors shall elect, by the affirmative vote of a majority of the total number of Directors then in office, a chairman of the board, who shall preside at all meetings of the stockholders and Board of Directors at which he or she is present and shall have such powers and perform such duties as the Board of Directors may from time to time prescribe. If the chairman of the board is not present at a meeting of the stockholders or the Board of Directors, the president (if the president is a Director and is not also the chairman of the board) shall preside at such meeting, and, if the president is not present at such meeting, a majority of the Directors present at such meeting shall elect one of their members to so preside. A majority of the total number of Directors then in office shall constitute a quorum for the transaction of business. Unless by express provision of an applicable law, the Certificate of Incorporation or these Bylaws a different vote is required, the vote of a majority of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 8. Committees. The Board of Directors may, by resolution passed by a majority of the total number of Directors then in office, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation, which to the extent provided in such resolution or these Bylaws shall have, and may exercise, the powers of the Board of Directors in the management and affairs of the Corporation, except as otherwise limited by law. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request.

Section 9. Committee Rules. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. Unless otherwise provided in such a resolution, in the event that a member and that member's alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

Section 10. Communications Equipment. Members of the Board of Directors or any committee thereof may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.

Section 11. Waiver of Notice and Presumption of Assent. Any member of the Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

Section 12. Action by Written Consent. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of such board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission are filed with the minutes of proceedings of the board or committee.

ARTICLE IV
OFFICERS

Section 1. Number. The officers of the Corporation shall be elected by the Board of Directors and shall consist of a chairman of the board, a chief executive officer, a president, one or more vice-presidents, a secretary, a chief financial officer and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person, except that neither the chief executive officer nor the president shall also hold the office of secretary. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable, except that the offices of president and secretary shall be filled as expeditiously as possible.

Section 2. Election and Term of Office. The officers of the Corporation shall be elected annually by the Board of Directors. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3. Removal. Any officer or agent elected by the Board of Directors may be removed by the Board of Directors at its discretion, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors.

Section 5. Compensation. Compensation of all executive officers shall be approved by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a Director of the Corporation; provided however, that compensation of all executive officers may be determined by a committee established for that purpose if so authorized by the Board of Directors.

Section 6. Chairman of the Board. The chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors and shall have such other powers and perform such other duties as may be prescribed to him or her by the Board of Directors or provided in these Bylaws.

Section 7. Chief Executive Officer. The chief executive officer shall have the powers and perform the duties incident to that position. Subject to the powers of the Board of Directors and the chairman of the board, the chief executive officer shall be in the general and active charge of the entire business and affairs of the Corporation, and shall be its chief policy making officer. The chief executive officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these Bylaws. The chief executive officer is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Whenever the president is unable to serve, by reason of sickness, absence or otherwise, the chief executive officer shall perform all the duties and responsibilities and exercise all the powers of the president.

Section 8. The President. The president of the Corporation shall, subject to the powers of the Board of Directors, the chairman of the board and the chief executive officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The president shall see that all orders and resolutions of the Board of Directors are carried into effect. The president is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The president shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the chief executive officer, the Board of Directors or as may be provided in these Bylaws.

Section 9. Vice-Presidents. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the Board of Directors or the chairman of the board, shall, in the absence or disability of the president, act with all of the powers and be subject to all the restrictions of the president. The vice-presidents shall also perform such other duties and have such other powers as the Board of Directors, the chairman of the board, the chief executive officer, the president or these Bylaws may, from time to time, prescribe. The vice-presidents may also be designated as executive vice-presidents or senior vice-presidents, as the Board of Directors may from time to time prescribe.

Section 10. The Secretary and Assistant Secretaries. The secretary shall attend all meetings of the Board of Directors, all meetings of the committees thereof and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose or shall ensure that his or her designee attends each such meeting to act in such capacity. Under the chairman of the Board of Directors' supervision, the secretary shall give, or cause to be given, all notices required to be given by the Certificate of Incorporation, these Bylaws or by applicable law; shall have such powers and perform such duties as the Board of Directors, the chairman of the board, the chief executive officer, the president or these Bylaws may, from time to time, prescribe; and shall have custody of the corporate seal of the Corporation. The secretary, or an assistant secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The assistant secretary, or if there be more than one, any of the assistant secretaries, shall in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors, the chairman of the board, the chief executive officer, the president, or secretary may, from time to time, prescribe.

Section 11. The Chief Financial Officer. The chief financial officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the chairman of the board or the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation; shall have such powers and perform such duties as the Board of Directors, the chairman of the board, the chief executive officer, the president or these Bylaws may, from time to time, prescribe. If required by the Board of Directors, the chief financial officer shall give the Corporation a bond (which shall be rendered every six years) in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of chief financial officer and for the restoration to the Corporation, in case of death, resignation, retirement or removal from office of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the chief financial officer belonging to the Corporation.

Section 12. Other Officers, Assistant Officers and Agents. Officers, assistant officers, and agents, if any, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

Section 13. Absence or Disability of Officers. In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in such officer's place during such officer's absence or disability, the Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any Director, or to any other person selected by it.

ARTICLE V
CERTIFICATES OF STOCK

Section 1. Form. To the greatest extent permitted by applicable Delaware law, the shares of the Corporation's Common Stock shall be uncertificated and transfer of such shares shall be reflected by book entry. Notwithstanding the foregoing, every holder of stock in the Corporation, if any, that is represented by a certificate shall be entitled to have a certificate, signed by, or in the name of the Corporation by the chairman of the board, the chief executive officer or the president and the secretary or an assistant secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation. If such a certificate is countersigned (i) by a transfer agent or an assistant transfer agent other than the Corporation or its employee or (ii) by a registrar, other than the Corporation or its employee, the signature of any such chairman of the board, chief executive officer, president, secretary or assistant secretary may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the Corporation. Shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder's attorney duly authorized in writing, in the case of certificated shares, upon surrender to the Corporation of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps, or in the case of uncertificated shares, upon delivery to the Corporation of evidence, in form and substance reasonably satisfactory to the Corporation, demonstrating that the party requesting such transfer is the record holder thereof or the holder's attorney duly authorized in writing. Upon the surrender of any certificate representing shares of any class of Common Stock, the Corporation shall forthwith cancel such certificate and the holder thereof shall no longer be entitled to a certificate or certificates representing the shares of such class represented by the surrendered certificate. Any shares represented by a surrendered certificate cancelled as provided above shall be registered in the name and will represent such number of shares of such class as is requested by the holder of the surrendered certificate. Such book entry shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance. The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the Corporation.

Section 2. Lost Certificates. The Board of Directors may direct a new certificate or certificates, if any, to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. Fixing a Record Date for Stockholder Meetings. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4. Fixing a Record Date for Other Purposes. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5. Registered Stockholders. Prior to the surrender to the Corporation of the certificate or certificates, if any, for a share or shares of stock with a request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

Section 6. Subscriptions for Stock. Unless otherwise provided for in the subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

ARTICLE VI
GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose and the Directors may modify or abolish any such reserve in the manner in which it was created.

Section 2. Checks, Drafts or Orders. All checks, drafts or other orders for the payment of money by or to the Corporation and all notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board of Directors or a duly authorized committee thereof.

Section 3. Contracts. In addition to the powers otherwise granted to officers pursuant to ARTICLE IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 4. Loans. Subject to compliance with applicable laws, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Section 5. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 6. Corporate Seal. The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. No seal shall be required by virtue of this Section.

Section 7. Voting Securities Owned By Corporation. Voting securities in any other Corporation held by the Corporation shall be voted by the chief executive officer, the president or a vice-president, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 8. Inspection of Books and Records. The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

Section 9. Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 10. Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the General Corporation Law of the State of Delaware or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VII
AMENDMENTS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal these Bylaws by the affirmative vote of a majority of the total number of Directors then in office. Any alteration or repeal of these Bylaws by the stockholders of the Corporation shall require the affirmative vote of a majority of the outstanding shares of the Corporation entitled to vote on such alteration or repeal; provided, however, that Section 11 of ARTICLE II and Sections 2, 3 and 4 of ARTICLE III and this ARTICLE VII of these Bylaws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then outstanding shares of the Corporation entitled to vote on such alteration or repeal.